                                  Commission File No.

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August, 1999


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

             c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                        Elliniko GR-16777
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

                                          Athens 24th August 1999


TO THE NOTEHOLDERS OF ENTERPRISES SHIPHOLDING CORPORATION:

Enclosed is the unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended June 30, 1999.

During the first half of 1999 the reefer industry was faced with the consequences of the market conditions and the weather disturbances that had affected the reefer industry during 1998. The activities were basically driven by the increased export volume from Chile where the growing conditions are back to normal, while Ecuador, the world largest exporter of bananas slowly recovered from the devastating effect of the El Nino phenomenon. Another negative factor during the first half of 1999 was the depressed retail prices of the bananas, which forced the banana companies to reduce the selling quantities in Europe. The spot freight rates ranged from $0.28/cu.ft during January to $0.90/cu.ft for March to $0.30/cu.ft in June while in August they reached the dismal levels of $0.10/cu.ft. Due to the depressed market conditions around 100 vessels went for lay up and around 34 vessels have been reported as scrapped during the first half of the year.

In the first half of 1999 12 vessels of our fleet were trading in the spot market contributing $4.1 million of EBITDA compared to last year where 5 vessels contributed $1.9 million of EBITDA. The outlook of the spot market during the third and fourth quarter remains very sluggish and as such we have decided to lay-up all our vessels with no period employment to avoid trading in the spot market due to uneconomic freight levels. The remaining 14 vessels are on a period time charter with an average rate of $0.57 per cubic feet calculated on a monthly basis up to each vessel's existing charter expiration.

We have implemented a scrapping program and during the first half of 1999 we sold five vessels built between 1969 and 1978 realizing around $2.5 million of net proceeds. The current average age of the fleet is 16 years.

The newbuilding program continues uninterrupted and the first vessel, due for delivery at the end of September, has been chartered at market rates from a major charterer.

For the six months ending June 30, 1999, the Company's revenues were $31 million, EBITDA was $13.5 million and net income was a loss of $(0.8) million. While we had anticipated lower figures from last year's results this is the first time over the past ten years that the Company has faced a loss, which is expected to increase due to worse than anticipated market conditions, the laying up of vessels and increased financing costs.

We have not scheduled a conference call in lieu of our presentation in the DLJ Leverage Conference. However Kostas
Koutsoubelis, Director and Chief Financial Officer and myself are available to discuss with you the second quarter results and answer to any questions that you might have at: Tel:
Int+301+8945061 and Fax: Int+301+8983595




Sincerely yours,


Victor Restis
President and
Chief Executive Officer

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 21 vessels, including 19 reefer vessels and two high reefer intake container vessels, and has on order 2 combined container reefer vessels and 5 high reefer intake containers vessels. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation of all companies.

         The Company's fleet currently consists of 21 vessels:
(i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu.ft. of cargo capacity, including two modern reefer vessels each with 427,806 cu.ft. of capacity delivered from their builder in the first half of 1996; and (ii) two reefer container vessels, each with a cargo capacity of 324 TEU. The following table sets forth changes in the Company's fleet from December 31, 1994 through June 30, 1999.

                                          YEAR ENDED DECEMBER 31,    JUNE 30,
                                       _____________________________ ________
                                        1994  1995  1996  1997  1998     1999
                                       _____________________________ ________

Fleet owned at beginning of period.....   15    17    20    24    26       26
Newbuildings and other acquisitions
  during period........................    2     3     4     2     0        0
Sales and dispositions during period...    0     0     0     0     0        5

Fleet owned at end of period...........   17    20    24    26    26       21
Newbuildings on order..................    0     0     0     0     7        7

Reefer Cargo Capacity (at end of
  period) (millions cft.)..............  7.5   8.8  10.3  10.3  10.3      8.5
TEU Capacity (at end of period)........    0     0     0   648   648      648


         Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.

         Reefer vessels are employed under time charters, voyage charters, contracts of affreightment ("COAs"), and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels they control through a combination of COAs, voyage charters and time charters with other operators or end-users.

         The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

         Recent trends in reefer vessel charter rates are as follows: The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby causing a decline in the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in supply capacity along with the increased cargo shipping demand. According to Klaveness reports average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and to $0.65 in 1998. Spot rates for the first six months of 1998 have ranged between $0.50 in January to a high of $1.10 in March to a low of $0.25 in June compared to $0.50 in January of 1997, to a high of $1.30 in March and April to a low of $0.50 in June of 1997. On the contrary spot rates during the first six months of 1999 were $0.28 in January, $0.55 in February and $0.90 in March to a low of $0.28 in June.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                            YEAR ENDED DECEMBER 31,  JUNE 30,
                                       _____________________________ ________
                                       1994  1995  1996  1997  1998    1999
                                       _____________________________ ________
Revenue from vessels, net............. 100%  100%  100%  100%  100%     100%
Voyage and running expenses........... 36.5  39.4  41.6  40.0  37.5     47.3
Depreciation and amortization......... 19.0  20.4  16.8  18.3  20.7     24.7
General and administrative expenses...  4.3   4.1   3.9   4.3   7.4      9.1
                                       _____________________________ ________
Income from operations................ 40.3  36.1  37.7  37.4  34.4     18.9
Interest expense, net.................  3.7   3.9   4.2   3.5  13.5     21.6
Loss (gain) on sale of vessels........  0.0   0.0   0.0  (7.9)  0.0      0.0
Other expenses (income)............... (1.0)  0.6  (0.7) (2.2)  0.0      0.0
Minority interest.....................  0.6   0.0   0.0   0.0   0.0      0.0
                                       _____________________________ ________
Net income............................ 37.0  31.6  34.2  44.1  21.9     (2.7)


         REVENUE FROM VESSELS, NET. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past three years, revenues from time charters of 12 months or longer represented 86% of the Company's net revenues while for 1998 revenues from time charters represented 92% of the Company's net revenues compared to 84% during 1997. Depending on market conditions, the Company also charters out its vessels on COAs, and in the spot market on voyage charters. In 1996 and 1997, the Company derived 22% and 16% of its net revenues from COAs and spot market voyage charters, respectively. For 1998, the Company's share of revenues from spot charters was only 8% due to shortfall in spot market demand resulting from the effects of the El Nino phenomenon and the financial crisis in various countries. In the first half of

1999 revenues from time charter represented 74% of the Company's revenues reflecting the market conditions and the unwillingness of the charterers to commit to period charters.

         The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:

                                      YEAR ENDED DECEMBER 31,        JUNE 30,
                              ______________________________________ ________
                                 1994   1995    1996    1997    1998     1999
                              ______________________________________ ________
Average revenue per vessel per
day........................... $8,169 $8,418 $10,086 $10,555 $ 9,319  $ 8,900
Percentage increase (decrease)      -   3.0%   19.8%    4.7% (11.7)%   (4.5)%
Total operating days..........  5,625  6,037   7,777   7,492   7,666    3,484
Percentage increase...........      -   7.3%   28.8%  (3.7)%    2.3%       NA

         VOYAGE AND RUNNING EXPENSES(VAR). Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Company's average voyage and running expenses per vessel per day:

                                      YEAR ENDED DECEMBER 31,        JUNE 30,
                              ______________________________________ ________
                                 1994   1995    1996    1997    1998     1999
                              ______________________________________ ________
Average VAR expenses per
vessel per day................ $2,791 $3,002  $3,989  $3,437 $ 2,824  $ 3,349
Percentage increase (decrease)      -   7.5%   32.9% (13.8)%  (17.8)%   18.5%

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include management fees of $500 per day per vessel paid to EST for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is in lay-up condition.

         DEPRECIATION AND AMORTIZATION. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of such vessel's useful life of 25 years. Amortization includes dry docking costs of the vessels, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.


SIX MONTHS ENDED JUNE 30, 1999, COMPARED WITH SIX MONTHS ENDED
JUNE 30, 1998

         REVENUE FROM VESSELS, NET. Revenue from vessels, net, decreased $8.9 million to $31.0 million in the first half of 1999, compared to $39.9 million in the first half of 1998, representing a 22.3% decrease. Average daily revenue per vessel decreased to $8,900 in the first six months of 1999 from $9,538 in the first six months of 1998, representing a 6.6% decrease. Operating days decreased to 3,484 days in the first half of 1999 from 4,186 days in the first half of 1998, representing a 16.8% decrease. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by the low spot rates and fewer voyage days due to increased idle time. In the first half of 1999 12 vessels were in the spot market operating 1,146 days out of the 1,889 available days compared to the first half of 1998 where 5 vessels were in the spot market operating 577 days out of the 900 available days. Consequently, revenues from time charters in the first half of 1999 were $22.8 million and $8.1 million from the voyage charters compared to $35.2 million and $4.8 million respectively for the first half of 1998.

         VOYAGE AND RUNNING EXPENSES. Voyage and running expenses increased by $0.4 million, to $14.7 million in the first half of 1999 from $14.3 million in the first half of 1998. As a percentage of revenues, voyage and running expenses increased to 47.3% in the first half of 1999 compared to 35.8% in the first six months of 1998. The increase of $0.4 million was mainly due to the fact that more vessels operated under voyage charters which meant that bunkers, port dues and other expenses were paid by us. Voyage expenses were $2.9 million and $2.0 million in the first six months of 1999 and 1998, respectively.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $0.5 million to $2.8 million in the first six months of 1999 compared to $2.3 million in the first half of 1998. This increase was mainly due to the new compensation of the Directors, which was effective from 1st September 1998.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $0.4 million to $7.7 million in the first six months of 1999 from $7.3 million in the first half of 1998. This increase was mainly due to the new depreciation of the vessel Bolivar that was rebuilt after the accident the vessel suffered during the fourth quarter of 1997.

         INTEREST EXPENSE, NET. Interest expense, net, increased by $4.0 million, to $6.7 million in the first half of 1999 from $2.6 million in the first half of 1998. This increase was primarily due to the interest of $7.8 million on the Company's
Senior Notes from January 1 to June 30, 1999.   Interest income
in the first half of 1999 and in 1998 was $1.1 million and $1.6 million, respectively.

         NET INCOME. Net income decreased by $13.9 million, to $(0.8) million in the first half of 1999 from $13.1 million in the first half of 1998. As a percentage of revenues, net income decreased to (2.7)% in the first half of 1999 from 32.9% in the first half of 1998. This decrease of $13.9 million was mainly due to the decrease of net revenues by $8.9 million due to the low spot market freight rates, increase in the Company's net interest expense by $4.1 million due to the higher interest cost of the Senior Notes.


YEAR ENDED DECEMBER 31, 1998, COMPARED WITH YEAR ENDED DECEMBER
31, 1997

         REVENUE FROM VESSELS, NET. Revenue from vessels, net, decreased $7.3 million to $71.4 million in 1998, compared to $79 million in 1997, representing a 9.2 % decrease. Average daily revenue per vessel decreased to $9,319 in 1998 from $10,555 in 1997, representing an 11.7 % decrease. Operating days increased to 7,666 days in 1998 from 7,492 days in 1997, representing a 2.3% increase. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon. Even though the total fleet operating days increased in 1998 compared to 1997 the vessels that were in the spot market operated only 422 days in the first six months of 1998 compared to 633 days for the same period of 1997,while during the third and fourth quarter of 1998 they were in lay-up. Consequently, revenues from time charters in 1998 were $65.8 million and $5.6 million from the voyage charters.

         VOYAGE AND RUNNING EXPENSES. Voyage and running expenses decreased by $4.8 million, to $26.8 million in 1998 from $31.6 million in 1997. As a percentage of revenues, voyage and running expenses decreased to 37.5% in 1998 compared to 40% in

1997. The decrease of $4.8 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, which means that bunkers, port dues and other expenses were reduced significantly. Voyage expenses were $2.7 million and $4.6 million in 1998 and 1997, respectively. Due to the continuous preventive maintenance that the company is enforcing in its vessels the running expenses decreased by $2.8 million dollars in 1998.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $1.8 million to $5.3 million in 1998 compared to $3.4 million in 1997. This increase was due primarily to the new management fee of $500 per day per vessel based on the new management agreement with EST that was put into effect as of January 1, 1998. For the previous year the management fee was $350 per day per vessel. The fees are reduced to $300 per day per vessel when a vessel is in lay-up. During 1998 the fleet had 1,637 lay-up days out of 9,360 days of operating availability compared to 1,485 lay-up days out of 9,160 days of operating availability in 1997.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $0.4 million to $14.8 million in 1998 from $14.4 million in 1997. This increase was due to the write-off of loan expenses due to prepayment of the related loan from the proceeds of the Company's Senior Notes offering as well as the amortization of the legal expenses in relation to the Senior Notes offering.

         INTEREST EXPENSE, NET. Interest expense, net, increased by $6.8 million, to $9.6 million in 1998 from $2.8 million in 1997. This increase was primarily due to the interest of $10.5 million on the Company's Senior Notes from April 27 to December 31, 1998. Interest expense in 1998 and in 1997 was $12 million and $4.6 million, respectively; interest expense on bank loans was $4.6 million and $1.4 million in 1997 and 1998, respectively. Interest income in 1998 and in 1997 was $2.8 million and $1.8 million, respectively. The increase in the interest income was due to the high cash balances that the Company had from the proceeds of the Senior Notes offering.

         NET INCOME. Net income decreased by $19.2 million, to $15.6 million in 1998 from $34.8 million in 1997. As a percentage of revenues, net income decreased to 21.9% in 1998 from 44.1% in 1997. This decrease of $19.2, including the extraordinary gain of $6.3 in 1997, was due to the decrease of net revenues by $7.6 million due to spot market conditions, increase in the Company's net interest expense by $6.8 million due to the higher interest cost of the Senior Notes, and decreased voyage and running expenses of $4.8 million resulting from fewer spot voyages and efficient management of the Company's vessels.


LIQUIDITY AND CAPITAL RESOURCES

         The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $10.2 million in the first half of 1999 versus $25.4 million for the same period in 1998. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

         Net cash provided by operating activities decreased to $10.2 million in the first half of 1999 from $25.4 million in the first half of 1998, primarily due to the lower net income of $(0.8) million for the period compared with the net income of $13.1 million for the same period last year. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

         Net cash used in investing activities was $7.9 million out of which $10.5 million has been paid to the shipyard in Taiwan for the third installment of two vessels and the fourth installment of one vessel under construction. The remaining installments within 1999 and 2000 amounts to $35.8 million and $19.7 million respectively. The net proceeds from the scrapping of the five older vessels were $2.5 million. The Company's principal uses of cash in investing activities has been vessel acquisitions and improvements, mainly new vessels, and purchases of equipment, as well as installment payments for vessels under construction.

         Net cash used in financing activities in the first half of 1999 was $7.5 million, which was the payment of the declared dividend for the period ended December 31 1998. Thus, cash and cash equivalents at June 30, 1999 were decreased to $21.6 million. The Company expects to fund the remaining $55.5 million for the acquisition of the newbuildings vessels from its existing cash together with a portion of the cash generated from the operations of the existing fleet while the balance of the order amounting to $120 million will be financed by secured bank facilities.

         The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) incur additional indebtedness; (ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy, and (vi) the breach of any representation or warranty.

         The Company believes that based on current levels of operating performance and expected market conditions, its cash flow from operations, together with the net proceeds of the Senior Notes Offering and other available sources of funds, will be adequate to make the required payment of the installments due to the shipyard, to permit anticipated capital expenditures and to fund the working capital requirements until the end of 1999.

INFLATION

         Although inflation had a moderate impact on operating expenses, dry docking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

FOREIGN EXCHANGE RATE FLUCTUATION

         The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually all of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company currently does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

                     ENTERPRISES SHIPHOLDING CORPORATION
                              AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                     DECEMBER 31, 1998 AND JUNE 30 1999
      (Expressed in thousands of U.S. Dollars - except per share data)

    ASSETS                                         1998               1999
                                               ------------       ------------

    CURRENT ASSETS:
         Cash and cash equivalents             $    26,854        $    21,632
                                                -----------        -----------
         Marketable Securities                      24,126             23,888
         Accounts receivable-
           Trade                                       785                  0
           Insurance claims                          1,276                587

           Others receivables                        1,451                817
                                                -----------        -----------
                                                     3,512              1,404
                                                -----------        -----------
         Inventories                                 1,869              1,305
         Prepayments and other                         229              1,746

               Total current assets                 56,590             49,975
                                                -----------       ------------
    FIXED ASSETS:
         Advances for vessel under
           reconstruction                           36,592             47,157
         Vessels' cost                             224,929            213,439
         Accumulated depreciation                  (71,988)           (71,270)
                                                -----------        -----------
                                                -----------        -----------

               Total fixed assets                  189,533            189,326
                                                -----------        -----------
    OTHER NON CURRENT ASSETS:
         Deferred charges, net of amortization
           of $2,204 and $709 at
           December 31, 1998 and June 30, 1999       5,014              4,484
                                                -----------        -----------

               Total assets                    $   251,137        $   243,785
                                                ===========        ===========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
         Current portion of long-term debt     $         0        $         0
                                                -----------        -----------
         Accounts payable-
           Trade                                     3,558              3,870
           Due to a related company                    570                  0
           Master accounts                             691                611
                                                -----------        -----------
                                                     4,819              4,481
                                                -----------        -----------

         Dividends payable                           7,500                  0
         Due to management companies                   409                591
         Unearned revenue                            1,156              1,629
         Accrued interest and finance charges        2,589              2,589
         Other accrued liabilities                     648              1,294
         Due to shareholders                             0                  0
                                                -----------        -----------

               Total current liabilities            17,121             10,584
                                                -----------        -----------
    LONG-TERM DEBT, net of current maturities

         Senior notes payable                      175,000            175,000
         Banks                                           0                  0
         Related party                                   0                  0
                                                -----------        -----------
                                                   175,000            175,000
                                                -----------        -----------

    SHAREHOLDERS' EQUITY:

         Share capital, nominal value $0.01 each
           (100,000,000 shares authorised,
           issued and outstanding at
           December 31, 1998 and June 30, 1999)      1,000              1,000
         Retained earnings                          57,125             56,295
         Other comprehensive income                    891                906
                                                -----------        -----------

              Total shareholders' equity            59,016             58,201
                                                -----------        -----------
              Total liabilities and
                shareholders' equity           $   251,137        $   243,785
                                                ===========        ===========

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME
            FOR THE PERIOD ENDED JUNE 30, 1998 AND JUNE 30, 1999
      (Expressed in thousands of U.S. Dollars - except per share data)

                                                      1998              1999
                                                 -----------       -----------
    REVENUE FROM VESSELS, net                  $     39,926      $     31,007


    VOYAGE AND RUNNING EXPENSES                     (14,283)          (14,669)
                                                 -----------       -----------

               Gross profit                          25,643            16,338


    DEPRECIATION AND AMORTIZATION                    (7,309)           (7,666)


    GENERAL AND ADMINISTRATIVE EXPENSES              (2,300)           (2,800)
                                                 -----------       -----------


               Income from operations                16,034             5,872
                                                 -----------       -----------

    OTHER INCOME (EXPENSES):
         Interest and finance expenses, net          (2,637)           (6,696)
         Foreign currency gain (loss)                    79                89
         Other, net                                    (350)              (95)
                                                 -----------       -----------

               Total other income (expenses)         (2,908)           (6,702)
                                                 -----------       -----------

    Net Income                                 $     13,126      $       (830)
                                                 ===========       ===========

    Earnings per share, basic                  $       0.13      $      (0.01)
                                                 ===========       ===========

    Weighted average number of shares, basic   $100,000,000      $ 100,000,000
                                               =============     =============

    EBITDA                                     $     23,343      $     13,538

    Ratio of EBITDA to interest expense.net            8.85              2.02

    EBITDA Margin                                    58.47%            43.66%

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED JUNE 30, 1998
      (Expressed in thousands of U.S. Dollars - except per share data)

                                            Valuation
                                               of
                                           Marketable
                               Capital     Securities     Retained
                                Stock    Surplus (Loss)   Earnings     Total
                              ---------  --------------  ----------  --------

BALANCE, December 31, 1997    $   1,000    $      0      $  49,000  $  50,000

Net Income                            0           0         13,126  0  13,126

Valuation of Marketable
  Securities                          0        (550)             0       (550)
                               ---------    --------     ----------  ---------
BALANCE JUNE 30, 1998         $   1,000    $   (550)     $  62,126  $  62,576
                               =========    ========      =========  =========


            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     FOR THE PERIOD ENDED JUNE 30,1999
      (Expressed in thousands of U.S. Dollars - except per share data)

                                            Valuation
                                               of
                                           Marketable
                               Capital     Securities     Retained
                                Stock    Surplus (Loss)   Earnings     Total
                             ----------  --------------  ----------  ---------
BALANCE, December 31, 1998    $   1,000    $      891    $  57,125  $  59,016

Loss                                  0             0         (830)      (830)

Valuation of Marketable sec.          0            15            0         15
                               ---------    ----------    ---------  ---------
BALANCE, JUNE 30, 1999        $   1,000    $      906    $  56,295  $   58,201
                              ==========   ===========   ========== ==========

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOW
            FOR THE PERIODS ENDED JUNE 30, 1998 AND JUNE 30, 1999
                  (Expressed in thousands of U.S. Dollars)

                                                   1998               1999
                                               -----------        ------------
Cash Flows from operating activities:
  Net income                                   $    13,126        $      (830)
  Adjustments to reconcile net income to
  net cash provided by operating activities-
     Depreciation                                    6,863              6,957
     Amortization of deferred charges                  630                709
     Loss from vessels sale                              0              1,249
  (Increase) Decrease in:
     Accounts receivable                            (1,659)             2,108
     Inventories                                        (4)               564
     Prepayments and other                             384             (1,517)
  Increase (Decrease) in:
     Accounts payable                                3,583               (338)
     Other accrued liabilities                       2,817                646
     Unearned revenue                                  365                473
     Amounts due to management companies              (646)               182
Other                                                    0                  0
                                                         0                  0
                                                -----------        -----------
Net cash provided by operating activities           25,459             10,203
                                                -----------        -----------

Cash Flows (for) from investing activities:
  Advances for vessels under
    construction/reconstruction                     (5,822)           (10,565)
  Payments for vessels' acquisition
    and improvements                                     0                  0
   Net proceeds from vessels sale                        0              2,566
  Payments for drydocking and special
    survey costs                                      (204)              (179)
  Purchase of marketable securities                (19,788)                 0
  Proceeds from sale of marketable securities            0                253
                                                -----------        -----------
Net cash (used in) provided by investing
  activities                                       (25,814)            (7,925)
                                                -----------        -----------

Cash Flows (for) from financing activities:
  Proceeds from shareholders, net of
    withdrawals                                       (237)                 0
  Proceeds from long-term debt, banks                    0                  0
  Proceeds from issuance of Senior Notes           175,000                  0

  Payments and repayment of long-term debt,
    banks                                          (64,844)                 0
  Payments and repayment of long-term debt,
    related party                                  (47,133)                 0
  Payments for financing fees                            0                  0
  Payments for dividends                                 0             (7,500)
  Notes issuance and distribution                   (4,379)                 0
                                                -----------        -----------

Net cash (used in) provided by
  financing activities                              58,407             (7,500)
                                                -----------        -----------

Net increase (decrease) in cash
  and cash equivalents                              58,052             (5,222)
                                                -----------        -----------

Cash and Cash Equivalents, beginning of period       5,590             26,854
                                                -----------        -----------

Cash and Cash Equivalents, end of period       $    63,642        $    21,632
                                                ===========        ===========

                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ENTERPRISES SHIPHOLDING CORPORATION
                             (registrant)


Dated: August 24, 1999       By:  /s/ Victor Restis
                                  ___________________________
                                  Victor Restis
                                  President and Chief
                                  Executive Officer



































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02391004.AB2